UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2018

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

The first three paragraphs and “Forward Looking Statements” of the press release attached to this Form 6-K are hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 28, 2018, Can-Fite BioPharma Ltd. issued a press release providing an update on its Phase II clinical trial of its drug candidate Namodenoson in the treatment of NAFLD/NASH. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

1

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated February 28, 2018

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: February 28, 2018	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

3